Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the ordinary shares, par value of US$0.0001 per share of Eureka Acquisition Corp, a Cayman Islands company whose principal place of business is in Cayman Islands shall be filed on behalf of the undersigned.

July 3, 2024

Hercules Capital Management Corp

By:	/s/ Fen Zhang
Name:	Fen Zhang
Title:	Director

Fen Zhang

/s/ Fen Zhang